Exhibit 99.3

ELECTION OF DIRECTORS

(Proposal 1)

Board of Directors

Our Board of Directors currently consists of eight directors, each with a term expiring at the 2004 annual meeting of stockholders. Oliver T. Carr, Jr., a current director of the Company, has informed the Nominating and Corporate Governance Committee that he will retire from the Board of Directors this year and not seek re-election. Effective as of the 2004 annual meeting of stockholders, the Board of Directors has reduced the size of the Board from eight members to seven, with nominees for director at the Annual Meeting to be elected to serve for one-year terms until the next annual meeting of stockholders and until their successors have been duly elected and qualified or until their earlier death, resignation or retirement. Each of the nominees is currently a director of the Company.

Nominees for Election to Terms Expiring in 2005

Thomas A. Carr, 45, has been our Chairman of the Board of Directors since May 2000 and a director since 1993 and Chief Executive Officer since 1997. Mr. Carr was our President from 1993 until March 2002, our Chief Operating Officer from April 1995 to May 1997 and our Chief Financial Officer from February 1993 to April 1995. Mr. Carr holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Arts degree from Brown University. Mr. Carr is a member of the Board of Governors of the National Association of Real Estate Investment Trusts, the Young Presidents Organization and the Federal City Council. He is a member of the Board of Directors of The Oliver Carr Company. Mr. Carr is the son of Oliver T. Carr, Jr. and the brother of Robert O. Carr. Mr. Carr is chairman of the Executive Committee and a member of the Investment Committee of the Board of Directors. In addition, Mr. Carr is a member of management’s Operating and Investment Committees.

Andrew F. Brimmer, 77, has been a director since February 1993. He has been President of Brimmer & Company, Inc., an economic and financial consulting firm, since 1976. Dr. Brimmer is the Wilmer D. Barrett Professor of Economics at the University of Massachusetts, Amherst. He also serves as a director of BlackRock Investment Income Trust, Inc. (and other funds) and Borg-Warner Automotive, Inc. From June 1995 through August 1998, Dr. Brimmer served as chairman of the District of Columbia Financial Control Board. He was a member of the Board of Governors of the Federal Reserve System from March 1966 through August 1974. Dr. Brimmer received a Bachelor of Arts degree and a master’s degree in economics from the University of Washington and a Ph.D. in economics from Harvard University. Dr. Brimmer is chairman of the Audit Committee and a member of the Conflicts Committee, the Executive Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors.

Joan Carter, 60, has been a director since June of 2003. Ms. Carter is co-founder and President of UM Holdings Ltd. since 1973 (“UM”). UM owns and operates several private companies one of which Ms. Carter serves as CEO - PetroChem Inspection Services, a provider of outsourced safety inspection to the petrochemical industry. UM is a major shareholder in Cybex International, a publicly traded manufacturer of fitness equipment; Ms. Carter serves as Vice Chairman of the Cybex Board of Directors. She also serves on the Board of Trustees of the Penn Mutual Life Insurance Company and is former Chairman of the Board of Directors of the Federal Reserve Bank of Philadelphia. A graduate of the College of Wooster, she currently serves on that school’s Board of Trustees and is a Trustee for Lourdes Medical Center in Camden, New Jersey. Ms. Carter serves on the Audit Committee, the Conflicts Committee, and the Executive Compensation Committee of the Board of Directors. Ms. Carter was elected to the Board by the Board of Directors to fill a vacancy in July 2003. With respect to the July 2003 election, Ms. Carter was recommended to the Nominating and Corporate Governance Committee by Wesley S. Williams, Jr., and approved by the Nominating and Corporate Governance Committee.

Philip L. Hawkins, 48, has been a director since March 2002. Mr. Hawkins has been President since March 2002 and Chief Operating Officer since October 1998. From February 1996 to October 1998, Mr. Hawkins served as Managing Director—Asset Management. Prior to that time Mr. Hawkins was employed by Jones Lang LaSalle, a real estate services company, since 1982. He holds a Masters in Business Administration from the University of Chicago Graduate School of Business and a Bachelor of Arts degree from Hamilton College. Mr. Hawkins is a member of the Investment Committee of the Board of Directors. In addition, Mr. Hawkins is a member of management’s Operating and Investment Committees.

Timothy Howard, 55, has been a director since August 1998. Mr. Howard has been Chief Financial Officer of Fannie Mae since 1990. He was named Vice Chairman and elected to Fannie Mae’s Board of Directors in May 2003, and has been a member of Fannie Mae’s Office of the Chairman since November 2000. Mr. Howard has held positions of increasing responsibility with Fannie Mae since beginning with the company in 1982. Mr. Howard received a Masters degree in economics and Bachelors in economics, magna cum laude, from the University of California, Los Angeles. Mr. Howard chairs the Executive Compensation Committee and is a member of the Audit Committee, the Executive Committee and the Conflicts Committee of the Board of Directors.

Robert E. Torray, 66, has been a director since February 2002. Mr. Torray is the founder and has been Chairman of Robert E. Torray & Co., Inc., an institutional investment firm, since 1972. Mr. Torray is also the founder and President of Torray Corporation, a mutual fund manager, and is founder and Chairman of Birmingham Capital Management Company, an investment management company. Mr. Torray received his Bachelor of Arts from Duke University. Mr. Torray is chairman of the Conflicts Committee and a member of the Nominating and Corporate Governance Committee, the Investment Committee and the Executive Compensation Committee of the Board of Directors.

Wesley S. Williams, Jr., 61, has been a director since February 1993. Mr. Williams has been a partner of the law firm of Covington & Burling since 1975. After serving as a junior member of the Faculty of Law of Columbia University, Mr. Williams was adjunct professor of real estate finance law at Georgetown University Law Center from 1971 to 1973. In addition, he is an author or contributing author of several texts on banking law and on real estate investment and finance, and served for more than a decade on the Editorial Advisory Board of the District of Columbia Real Estate Reporter. Mr. Williams is currently Chairman of the Board of Directors of the Federal Reserve Bank of Richmond. Mr. Williams is Co-Chairman of the Board of Directors of Lockhart Companies, Inc. and of its real estate, insurance, consumer finance and miscellaneous Internet and venture subsidiaries. Mr. Williams is a member of the Executive Committee of the Board of Trustees of Penn Mutual Life Insurance Company, of which he is the Senior Trustee. He is also Chairman of the Executive Committee of the Board of Regents of the Smithsonian Institution. Mr. Williams received Bachelor of Arts and J.D. degrees from Harvard University, a Masters of Arts degree from the Fletcher School of Law and Diplomacy and an LL.M. degree from Columbia University. Mr. Williams is chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee, Executive Committee and the Conflicts Committee of the Board of Directors.

Committees of the Board of Directors; Lead Director; Stockholder Communications; Meetings

Among the committees of our Board of Directors are a standing Audit Committee, Executive Compensation Committee, Nominating and Corporate Governance Committee, Conflicts Committee, Executive Committee and Investment Committee. The functions performed by these committees are described below.

Audit Committee. Our Board’s Audit Committee assists the Board of Directors in monitoring the integrity and accuracy of our financial statements, our systems of internal controls regarding finance, accounting and legal compliance, our independent auditor’s qualifications and independence and the performance of our internal audit function. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of any accounting firm employed by CarrAmerica (including the resolution of disputes between management and the accounting firm regarding financial reporting) for the purpose of preparing and issuing an audit report or other work related to the preparation, review and audit of our financial statements, and such firm will report directly to the Audit Committee. In February 2004, the Board of Directors adopted and approved an amendment to the amended and restated charter of the Audit Committee. A copy of the Audit Committee’s amended and restated charter, as amended, which more fully describes the scope of the Audit Committee’s duties and responsibilities, is attached hereto as Appendix A and is available on our website at www.carramerica.com. Pursuant to the charter of the Audit Committee, all of the members of the Audit Committee must meet the independence, experience and financial literacy and expertise requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations of the Securities and Exchange Commission, as in effect from time to time. Our Board of Directors has determined that each of Andrew F. Brimmer, Joan Carter, Timothy Howard and Wesley S. Williams, Jr., all of the members of our Audit Committee, is independent within the meaning of the requirements of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board of Directors also has determined that each of Andrew F. Brimmer, Timothy Howard and Wesley S. Williams, Jr., is an audit committee financial expert, as defined by the rules and regulations promulgated by the Securities and Exchange Commission. The Audit Committee met four times in 2003.

Executive Compensation Committee. The principal purposes of the Executive Compensation Committee are to discharge the Board of Directors’ responsibilities relating to compensation of the executive officers of the Company; make recommendations to the Board of Directors regarding compensation of the Company’s directors; recommend, implement and administer the Company’s incentive and equity-based compensation plans; and produce an annual report on executive and Chief Executive Officer compensation for inclusion in the Company’s annual proxy statement in conformity with the rules and regulations of the Securities and Exchange Commission. The purposes and responsibilities of the Executive Compensation Committee are set forth in the committee’s charter, which is available on our website at www.carramerica.com. Our Board’s Executive Compensation Committee is currently comprised entirely of directors that meet the independence requirements of the New York Stock Exchange, as currently in effect, and all members must continue to meet those requirements as in effect from time to time. In addition, all of the members of the Executive Compensation Committee must meet any other legal requirements relevant to the proper administration of our executive compensation program, including requirements under the federal securities laws and the Internal Revenue Code of 1986. The Executive Compensation Committee met twice in 2003.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee was established to ensure that the Board of Directors is appropriately constituted to meet its fiduciary obligations to the stockholders and CarrAmerica, to assess periodically the size of the Board to ensure the Board can effectively carry out its obligations, to oversee the evaluation of the Board and management of CarrAmerica, and to develop and recommend to the Board a set of corporate governance principles to assist the Board in fulfilling its corporate governance responsibilities. The Nominating and Corporate Governance Committee also has the authority to consider and make recommendations to the Board of Directors regarding nominees for election as members of the Board of Directors and members of the committees of the Board of Directors. The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders.

In February 2004, the Board of Directors adopted and approved an amended and restated charter of the Nominating and Corporate Governance Committee, which is available on our website at www.carramerica.com. In addition, in January 2004, the Nominating and Corporate Governance Committee adopted a policy regarding qualification and nomination of director candidates to continue to ensure that our Board of Directors consists of a diversified group of individuals with strong business experience, good judgment and high integrity. The policy sets forth the qualification requirements for potential director candidates, the process for identifying and evaluating individuals qualified to become members of the Board of Directors, the policies regarding the consideration of director candidates recommended by stockholders, and the procedures for stockholders to submit recommendations of director candidates to the Nominating and Corporate Governance Committee.

In considering potential director candidates, the Nominating and Corporate Governance Committee requires that a candidate meet the following minimum qualifications:

1.	high integrity;

2.	an ability to exercise sound judgment;

3.	an ability to make independent analytical inquiries;

4.	a willingness and ability to devote adequate time and resources to diligently perform Board of Director duties; and

5.	appropriate and relevant business experience and acumen.

In addition to these minimum qualifications, the Nominating and Corporate Governance Committee will take into account the following additional factors when considering whether to nominate a particular person:

1.	whether the person possesses specific real estate expertise and familiarity with general issues affecting CarrAmerica’s business;

2.	whether the person’s nomination and election would enable the Board of Directors to have a member that qualifies as an “audit committee financial expert” as such term is defined by the Securities and Exchange Commission in Item 401 of Regulation S-K;

3.	whether the person would qualify as an “independent” director under the rules of the New York Stock Exchange and CarrAmerica’s Corporate Governance Principles;

4.	the importance of continuity of the existing composition of the Board of Directors; and

5.	the importance of diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

The Nominating and Corporate Governance Committee identifies director candidates based on input provided by a number of sources, including members of the Nominating and Corporate Governance Committee, other directors of CarrAmerica, our stockholders, our Chief Executive Officer or President, and third parties. The Nominating and Corporate Governance Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates. As part of the identification process, the Nominating and Corporate Governance Committee takes into account the number of expected director vacancies that need to be filled and whether existing directors have indicated a willingness to continue to serve as directors if re-nominated.

Once director candidates have been identified, the Nominating and Corporate Governance Committee evaluates these candidates in light of the qualifications described above, and any additional factors that it deems necessary or appropriate. Existing directors who are being considered for re-nomination are re-evaluated based on their performance as directors, as well as to ensure that they continue to meet the required qualifications.

All candidates submitted by stockholders will be evaluated in the same manner as all other director candidates. A stockholder wishing to recommend a candidate for election to the Board of Directors must give timely written notice of his or her nomination of a candidate to our Corporate Secretary. As set forth in Section 3.11 of our by-laws, in order to be considered timely, a stockholder’s notice shall be delivered to the Corporate Secretary at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to the annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In order to be valid, such stockholders’ notice must set forth:

•	as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

•	as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of such stockholder, as they appear on CarrAmerica’s books and of such beneficial owner and the class and number of shares of CarrAmerica which are owned beneficially and of record by such stockholder and such beneficial owner.

Our Nominating and Corporate Governance Committee is currently comprised entirely of directors that meet the independence requirements of the New York Stock Exchange, as currently in effect, and all of the members of the Nominating and Corporate Governance Committee must continue to meet those requirements, as in effect from time to time. The Nominating and Corporate Governance Committee met twice in 2003.

Conflicts Committee. Our Board’s Conflicts Committee was created to review and take action with respect to proposed transactions involving CarrAmerica, including one or more of its subsidiaries or affiliates, and in which one or more directors or executive officers of CarrAmerica may have a material direct or indirect, personal or financial interest. The Conflicts Committee met four times in 2003.

Executive Committee. Our Board’s Executive Committee may exercise the full authority of our Board of Directors, except that the Executive Committee may not amend our charter or by-laws, authorize dividends, adopt a plan of merger or consolidation, recommend to stockholders the sale or lease of all or substantially all of our assets, elect any of our directors, elect or remove any of our officers or establish compensation for any of our executive officers. The Executive Committee did not meet in 2003.

Investment Committee. Our Board’s Investment Committee has the authority to approve and authorize expenditures, agreements and other actions relating to the acquisition and/or disposition of assets by us, the incurrence of indebtedness by us or other encumbrances on our assets or other matters treated as capital items, so long as such matters are consistent with our annual budget (as to amount and type of transaction). The Investment Committee met four times in 2003.

Lead Director. Our Board of Directors devotes a portion of each regularly scheduled Board meeting to executive sessions without management participation. Wesley S. Williams, Jr. presides at these executive sessions as the “lead” non-management director.

Stockholder Communications. Stockholders may communicate with the Board by sending any correspondence they may have in writing to 1850 K Street, N.W., Washington, D.C. 20006, attention: “Lead Director,” c/o Office of the Corporate Secretary. Our Corporate Secretary will forward such correspondence to the lead director.

Meetings. Our Board of Directors held four meetings and acted three times by unanimous written consent during 2003. None of our directors attended fewer than 75% of the aggregate number of meetings of the Board of Directors held during the period he or she served on our Board.

Our directors are expected to attend, in person or by telephone, Board meetings and meetings of the committees on which they serve. In addition, our directors are strongly encouraged to attend all annual and special meetings of our stockholders.

Compensation of Directors

We pay an annual retainer of $25,000 to directors who are not our employees. Each non-employee director may elect to receive his or her annual retainer and fees in cash or defer all or any portion of such retainer and fees as described below. We also pay each non-employee director a fee (plus out-of-pocket expenses) for attendance (in person or by telephone) at each meeting of our Board of Directors and for each committee meeting held on a non-Board meeting day. Our Board of Directors meeting fee is $1,200 and the committee meeting fee is $750, except that the committee meeting fee for each Audit Committee meeting is $1,000. In addition, the chairman of each committee receives an additional annual fee of $1,000, except that the fee for the chairman of the Audit Committee is $2,000.

We also compensate our directors through our 1997 Stock Option and Incentive Plan (the “1997 Plan”). Each continuing non-employee director receives a grant of 1,000 restricted shares of our common stock immediately following the election of directors at each annual meeting of our stockholders. The shares vest in full on the first anniversary of the date of grant. Both employee directors and non-employee directors are eligible to receive other grants under the 1997 Plan, which grants are provided at the discretion of our Executive Compensation Committee.

Our non-employee directors may elect to defer all or any portion of the retainer and fees paid in cash for service on the Board or any committee thereof in accordance with our Directors’ Deferred Compensation Plan, subject to a minimum deferral of $1,000 per plan year. Each participant may make an annual election to defer compensation for a specified period of years, with a minimum of two years, and/or until termination of service, if sooner. At the time that the participant or such participant’s beneficiary becomes entitled to receive payments under the plan, payment will be paid, at the election of the participant or beneficiary, in a lump sum or in annual installments over a period of up to ten years. If no election is made, payments will be made over a period of ten years. The plan establishes the terms for withdrawals from participants’ accounts. The Company has the sole right to distribute amounts from accounts established pursuant to the plan if it determines that the deferred elections, the earnings credited to accounts previously deferred or the deferred compensation account balances under the plan could or might result in the Company failing to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange. Such executive officers, directors and greater than ten percent stockholders are required by the SEC to furnish us with copies of all Forms 3, 4 and 5 they file.

Based on our review of the copies of such forms we have received and on written representations from certain reporting persons that they were not required to file a Form 5 for the fiscal year, we believe that our executive officers, directors and greater than ten percent stockholders complied with the Section 16(a) filing requirements applicable to them with respect to transactions during 2003.

Vote Required and Recommendation

When a quorum is present, the affirmative vote of a plurality of all the votes cast at the annual meeting is necessary for the election of a director. Therefore, the seven individuals with the highest number of affirmative votes will be elected to the seven directorships. For purposes of the election of directors, abstentions or “Withhold Authority” votes will not be counted as votes cast and will have no effect on the result of the vote.

Our Board of Directors recommends a vote FOR the nominees named in this Proxy Statement as directors to hold office for the term of one year and until their successors are elected and qualified. Should a nominee become unable to serve for any reason before the annual meeting, our Board of Directors may designate a substitute nominee, in which event the persons designated as proxy holders on the enclosed proxy will vote for the election of such substitute nominee, or may reduce the number of members of our Board of Directors.